SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                 to

Commission file number: 1-12744

MARTIN MARIETTA MATERIALS, INC.
SAVINGS and INVESTMENT PLAN for HOURLY EMPLOYEES
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

MARTIN MARIETTA MATERIALS, INC.
2710 Wycliff Road
Raleigh, North Carolina 27607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and supplemental schedule

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

December 31, 2004 and 2003 and Year Ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

Audited Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Martin Marietta Materials, Inc., as Plan Administrator

We have audited the accompanying statements of net assets available for benefits of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of Martin Marietta Materials, Inc., as Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

May 26, 2005

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
	(Dollars In Thousands)
Assets
Interest in Master Trust, at fair value	$53,385	$46,573
Participant loans	3,376	3,119
Contributions receivable:
Employees	477	365
Martin Marietta Materials, Inc.	191	147

Net assets available for benefits	$57,429	$50,204

See accompanying notes.

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
(Dollars In Thousands)

Net assets available for benefits at beginning of year	$50,204
Additions to net assets attributed to:
Interest in net investment gain of Master Trust	3,961
Interest on participant loans	132
Contributions:
Employees	5,261
Martin Marietta Materials, Inc.	2,088
Rollovers	25

Total contributions	7,374

Total additions	11,467

Deductions from net assets attributed to:
Distributions and withdrawals	3,978
Administrative expenses	264

Total deductions	4,242

Net assets available for benefits at end of year	$57,429

See accompanying notes.

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

Notes to Financial Statements

December 31, 2004

1. Accounting Policies

The financial statements of the Martin Marietta Materials, Inc. Savings and Investment Plan for Hourly Employees (the Plan) are prepared on the accrual basis of accounting. No liability is recorded for distributions to participants who terminated during the year but have chosen to defer payments to the following year. The assets of the Plan are held and invested on a commingled basis in the Martin Marietta Materials, Inc. Defined Contribution Plans Master Trust (the Master Trust) along with the assets of the Martin Marietta Materials, Inc. Performance Sharing Plan. The Plan’s interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. Fair values of the underlying net assets are determined by closing prices on the last business day of the year for those securities traded on national exchanges and at the most recent sales prices for those securities traded in over-the-counter markets. Participant loans are valued at their cost basis, which are assumed to approximate their fair values. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The assets, realized and unrealized gains and losses and investment income of the Master Trust are allocated among the participating plans on a pro rata basis based on asset balances. All administrative expenses are paid from the Master Trust and allocated to each of the participating plans.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, including the determination of fair values of investments for which market values are not readily available. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan providing eligible hourly paid employees of the Corporation, except those covered by the Martin Marietta Materials, Inc. Southwest Division 401(k) Plan and hourly employees covered under certain collectively bargained agreements, an opportunity to participate in an individual savings and investment program providing tax deferred savings.

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Martin Marietta Materials, Inc. (the Corporation) is the Plan’s sponsor and also serves as the Plan administrator.

Employees are eligible to enroll in the Plan on the first day of the first pay period of the month following employment. Participants may elect to contribute basic contributions of 1% to 7% of base salary (as defined in the Plan and subject to applicable Internal Revenue Code (IRC) limitations on allowable compensation). Certain participants may also elect to make additional supplemental contributions, which are not considered for purposes of computing the employer match. A participant’s before tax combined basic and supplemental contributions may not exceed 15% of that participant’s base pay.

Certain participants also have the option of making after-tax contributions to the Plan, in addition to, or in lieu of, before-tax contributions. However, the combined amount of after-tax and before-tax contributions cannot exceed a total of 17% of base pay, subject to certain restrictions for highly compensated employees.

The Corporation matches the first 7% of eligible participants’ annual basic before-tax contributions starting the first of the month following six months of employment. The amount of the Corporation’s match is equal to 50% of the basic before-tax contributions and is credited to participant accounts monthly. Certain participants are not eligible for employer contributions, as defined by the Plan. All participants are 100% vested in the value of their accounts, including employer contributions.

The participants’ investment options include the Yield-Enhanced Short-Term Investment Fund, State Street S&P 500 Index Fund, Martin Marietta Materials Common Stock Fund, Harbor Capital Appreciation Fund, State Street Daily Bond Market Fund, Vanguard Windsor Fund, Vanguard Explorer Fund and Vanguard International Growth Fund.

Participants may change the overall percentage of their contributions in 1% increments and may change investment elections for future before-tax, after-tax and matching contributions, both up to once per month. Any changes in investment elections must be made in 5% increments. In addition, participants may change the investment mix of the accumulated value of prior contributions among the investment options daily, but are limited to 12 changes in a calendar year, provided that the participant has one transfer in a calendar quarter, regardless of the limitation.

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

The Plan provides for certain participants to borrow from the money in his or her own investment account. All loans must meet specific terms and conditions of the Plan and are subject to applicable IRC regulations. The minimum loan amount is $500. The maximum loan is the lesser of 50% of the total account balance or $50,000 minus the highest outstanding loan balance from the past 12 months. Loans must be repaid at a minimum rate of $40 per month. Personal loans are available to participants in terms of up to 5 years, and primary residence loans are available for terms of up to 15 years. Such loans bear interest at a fixed rate, established upon loan request, which is equal to the annual prime rate (based upon corporate borrowing rates posted by at least 75% of the nation’s 30 largest banks, as reported in The Wall Street Journal on the first business day of the calendar month before loan application) plus 1%. All loans are due in full immediately upon termination of employment. In addition, the Plan provides for in-service withdrawals to participants that meet specific conditions of financial hardship, as defined in the Plan and in accordance with current specific regulations under the IRC. Participants who are still working at the age of 59 1/2 may qualify for special withdrawal rights and privileges as defined in the Plan. At December 31, 2004 and 2003, the balance of outstanding participant loans, $3,376,000 and $3,119,000, respectively. These loan amounts represented greater than 5% of the fair value of the net assets available for benefits.

Upon separation from the Corporation, participants may receive the full current value of their contributions and the matching employer contributions in a lump-sum payment at any time or defer any payment until the participant reaches the age of 70 1/2. Participants who have attained age 55 may receive their distributions in the form of a lump-sum payment or in annual installments over a period of up to 25 years. The accounts of participants who receive installment payments remain invested in the funds indicated by the participant.

State Street Bank and Trust Company, a subsidiary of State Street Corporation, is the trustee of the Master Trust and CitiStreet LLC is the recordkeeper of the Master Trust and Plan.

Although the Corporation expects to continue the Plan indefinitely, the Board of Directors of the Corporation may terminate the Plan for any reason at any time. If the Plan is terminated, each participant or former participant shall receive a payment equal to the value of the participant’s account.

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 7, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4. Master Trust

The Plan’s interest in the Master Trust’s net assets as of December 31, 2004 and 2003 was 30.76% and 29.43%, respectively. An analysis of investments and related investment income for the Master Trust is as follows:

	2004			2003
		Net
	Interest	Appreciation in	Fair Value	Fair Value
	and	Fair Value	at End of	at End of
	Dividends	During Year	Year	Year
	(In thousands)
Cash and cash equivalents	$ 614	$ –	$49,652	$50,353
Government bonds	–	270	6,473	5,736
Corporate bonds	–	152	3,641	3,356
Common stocks	968	12,251	113,768	98,802

	$ 1,582	$ 12,673	$173,534	$158,247

5. Subsequent Event

Effective at the end of business March 31, 2005, the Martin Marietta Materials, Inc. Southwest Division 401(k) Plan was merged into the Plan and the Martin Marietta Materials, Inc. Performance Sharing Plan. Account balances for hourly participants of $8,384,882 were transferred into the Plan, and those employees became participants of the Plan on March 31, 2005.

Martin Marietta Materials, Inc.
Savings and Investment Plan for Hourly Employees

EIN: 56-1848578 Plan No: 006

Schedule H, Line 4(i) — Schedule of Assets
(Held at End of Year)

December 31, 2004

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,		Current
(a)	Similar Party	Par or Maturity Value	(d)	Value
(In Thousands)

*	Participant loans	Interest rates ranging from 5.0% to 10.5%		$3,376

Note: Cost information has not been included in column (d) because all investments are participant directed.

* Indicates party-in-interest to the Plan.

SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the below named plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTIN MARIETTA MATERIALS, INC. SAVINGS and INVESTMENT PLAN for HOURLY EMPLOYEES

	By:	Martin Marietta Materials, Inc. Plan Administrator

	By:	Benefit Plan Committee

		By:	/s/ Janice K. Henry

Janice K. Henry

Date: June 15, 2005

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Ernst & Young LLP

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